UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 8 September 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Retirement and appointment of Chairman

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)

RETIREMENT AND APPOINTMENT OF CHAIRMAN

Following an indication by Mr Pieter Cox, the Chairman of Sasol, that he intends stepping down as Chairman and director of the Company at the
Annual General Meeting on 28 November 2008 the Sasol Limited board appointed Mrs Hixonia Nyasulu as Chairman of the Board of directors of the company with effect from after the 2008 Annual General Meeting.

In line with international corporate governance practice the Board has also appointed Professor Juergen Schrempp as lead independent director.
His role will include chairing the Board when matters pertaining to
Sasol Oil (Pty) Limited are dealt with at the Sasol Limited Board. Mrs
Nyasulu has an 1.275% indirect interest in Sasol Oil (Pty) Limited, a subsidiary of Sasol Limited.

Mr Cox said: "I would like to congratulate Hixonia on her appointment and wish her well in providing leadership at board level. She is a respected board member and it is a pleasure after 13 years on the Sasol
Limited board to hand the baton to her. We are also grateful that
Juergen has accepted his new role."

Mrs Nyasulu said: "It is an honour to accept this appointment as
Chairman. I would like to thank Mr Cox for his outstanding contribution over 37 years to Sasol. The Company thrived under his leadership as chief executive and later as chairman. I am looking forward to serving this exciting company in a new capacity."

Pat Davies, the Chief Executive of the company said: "As management we are delighted to welcome Hixonia as chairman. We believe she will make an excellent contribution. We are grateful to Pieter for his leadership over many decades and wish him well in his retirement."

Mrs Nyasulu is the founder and Chairman of Ayavuna Women’s Investments
(Pty) Ltd, a women-controlled investment vehicle. Before founding
Ayavuna in 2004, she managed T H Nyasulu & Associates, a marketing strategy and research company she started in 1984 after working for
Unilever for six years.

She has served on the boards of several South African companies since
1992 including Saficon Motor Holdings, AVI Limited, McCarthy Retail
Ltd, Glodina Ltd and Nedbank Ltd, where she became Deputy Chairman.
Until recently, she was also on the board of Anglo Platinum. She is currently a director of Unilever PLC/NV and serves on the boards of
Barloworld Ltd, Glenrand MIB and Tongaat-Hulett Group Ltd.

She is also a director and co-owner of Paton Tupper Associates, a
Durban-based design agency, as well as a member of the JP Morgan South
Africa Advisory Board.

Born in 1954 in Randfontein, South Africa, Mrs Nyasulu attended the historic Inanda Seminary before proceeding to the University of
Zululand where she obtained a BA in Social Work and an Honours Degree in Psychology. She also holds an Executive Leadership Development

Programme Certificate from the Arthur D Little Management Education
Institute (Massachusetts) and attended the International Programme for
Board Members at the Institute of Management Development (IMD) in
Lausanne, Switzerland.

Until recently she was a member of the Banking Enquiry Panel, appointed by the South African Competition Commission to investigate charges in the retail banking sector, access to the National Payment System and competition in the sector.

8 September 2008
Johannesburg

Issued by sponsor:
Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 September 2008 By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary